Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 15, 2022, with respect to the balance sheets of Shattuck Labs, Inc. as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes incorporated herein by reference.

/s/ KPMG LLP

Austin, Texas

March 15, 2022